FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Pursuant to Rule 13a-16 or 15d-16 of the
                             Securities Act of 1934

                         For the month of January 2004

                                 MULTICANAL S.A.
             (Exact name of Registrant as specified in its charter)

                                MULTICHANNEL S.A.
                 (Translation of Registrant's name into English)

                                   Avalos 2057
                         (1431) Buenos Aires, Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F   X                       Form 40-F
                           -----                               -----
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                  No    X
                     ------                               -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                          82 - ______________________.


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                                                  Buenos Aires, January 29, 2004

Messrs.
Buenos Aires Stock Exchange


Reference: MULTICANAL S.A. s/Acuerdo Preventivo Extrajudicial


Dear Sirs,

I, Maria Lucila Romero, in my capacity as Alternate Person in Charge of Market Relations, such accreditation previously filed, on behalf of Multicanal S.A. (the "Company"), with domicile established for this matter at Hipolito Yrigoyen 1628, 2nd Floor, Federal Capital City, (Tel: 4375-3629 Fax: 4375-2580), am writing to inform you and investors in our securities of certain legal actions brought against the Company in the United States intended to affect the acuerdo preventivo extrajudicial ("APE") filed by the Company of which we have previously informed this Association.

The Company has been informed that a creditor has sought on January 28, 2004 to initiate a proceeding under Chapter 11 of the U.S. Bankruptcy Code against the Company in a Court in New York. The Company will analyze all available means to ensure that the APE under the jurisdiction of the National Court of First Instance in Commercial Matters No. 4, Clerk's Office No. 8 located at Av.
Roque Saenz Pena 1211, 1st Floor proceeds on the schedule and in the manner previously ordered by such National Court.

The Company will also seek to ensure the validity of its Argentine legal proceedings and that such proceedings will be respected. To this effect, on January 16, 2004 the Company initiated a proceeding under Section 304 of the U.S. Bankruptcy Code which permits, in the event of a foreign insolvency proceeding that is similar to insolvency proceedings in the United States, the solicitation of judicial protection in the United States in order to protect the estate of an entity in insolvency proceedings in a foreign jurisdiction from actions or judicial proceedings against such entity or its assets in the United States.



                      Yours sincerely,



                                                   Maria Lucila Romero

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                MULTICANAL S.A.



Buenos Aires, Argentina, January 30, 2004       By: /s/ Adrian Meszaros
                                                    -----------------------
                                                    Adrian Meszaros
                                                    Chief Financial Officer